SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. ____)

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Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[X] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

MANATRON, INC.
(Name of Registrant as specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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510 East Milham Road
Portage, Michigan 49002

September 7, 2001

To Our Shareholders:

You are cordially invited to attend the 2001 Annual Meeting of Shareholders of Manatron, Inc. The meeting will be held at the Radisson Plaza Hotel, in Kalamazoo, Michigan, on Thursday, October 4, 2001, at 10:00 a.m., local time.

On the following pages, you will find the Notice of Annual Meeting of Shareholders and the Proxy Statement. The Proxy Statement and enclosed form of proxy are being furnished to shareholders on or about September 7, 2001. A report on Manatron's activities and its outlook for the future also will be presented at the meeting.

It is important that your shares be represented and voted at the annual meeting, regardless of the size of your holdings. Whether or not you plan to attend the annual meeting, we urge you to SIGN, DATE, AND RETURN AS SOON AS POSSIBLE the enclosed proxy card. Sending a proxy will not affect your right to vote in person if you attend the meeting. However, if you hold your stock in a broker or bank "street" account and wish to vote your shares in person at the meeting, you must obtain the appropriate documentation from your broker or bank custodian.

Respectfully,

Randall L. Peat

Portage, Michigan
September 7, 2001

Chairman of the Board of Directors

Your Vote is Important. Even if you plan to attend the meeting, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY.



510 East Milham Road
Portage, Michigan 49002

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders of Manatron, Inc., will be held at the Radisson Plaza Hotel, in Kalamazoo, Michigan, on Thursday, October 4, 2001, at 10:00 a.m., local time, for the following purposes:

(i) To elect two directors for three-year terms expiring in 2004; and

(ii) To transact any other business that may properly come before the meeting.

Only shareholders of record as of the close of business on August 31, 2001, are entitled to notice of and to vote at the annual meeting.

A copy of the Annual Report to Shareholders for the fiscal year ended April 30, 2001 is enclosed with this Notice. The following Proxy Statement and enclosed proxy are being furnished to shareholders on or about September 7, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

Jane M. Rix

Portage, Michigan
September 7, 2001

Secretary

Your Vote is Important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY.

MANATRON, INC.

510 East Milham Road
Portage, Michigan 49002

ANNUAL MEETING OF SHAREHOLDERS

September 7, 2001

PROXY STATEMENT

This Proxy Statement and the enclosed proxy are being furnished to shareholders of common stock of Manatron, Inc. (the "Company") on or about September 7, 2001, in connection with the solicitation of proxies by the Board of Directors to be voted at the 2001 Annual Meeting of Shareholders to be held on Thursday, October 4, 2001, at 10:00 a.m., local time, and at any adjournment of that meeting. The annual meeting will be held at the Radisson Plaza Hotel, in Kalamazoo, Michigan.

The purpose of the annual meeting is to consider and vote upon (i) the election of two directors for three-year terms expiring in 2004, and (ii) to transact any other business that may properly come before the meeting. Proxies in the accompanying form, if properly executed, duly returned to the Company, and not revoked, will be voted at the annual meeting. If a shareholder specifies a choice, the shares represented by proxy will be voted as specified. If no choice is specified, the shares represented by proxy will be voted for the election of all nominees named in this Proxy Statement and in accordance with the discretion of the persons named as proxies on any other matters that may come before the meeting or any adjournment of the meeting. For purposes of determining the presence or absence of a quorum for the transaction of business at the meeting, all shares for which a proxy or vote is received, including abstentions and shares represented by a broker vote on any matter, will be counted as present and represented at the meeting.

Any shareholder executing and returning the enclosed form of proxy may revoke it at any time before it is exercised by delivering a written notice of revocation to the Secretary of the Company at the address set forth above or by attending and voting at the annual meeting.

The Company does not know of any matter to be presented for consideration at the annual meeting other than that stated in the Notice of Annual Meeting of Shareholders. If any other matter properly should come before the meeting, the persons named in the proxy will have discretionary authority to vote in accordance with their judgment.

ELECTION OF DIRECTORS

The Board of Directors proposes that the following two individuals be elected as directors for terms expiring in 2004:

Allen F. Peat
Gene Bledsoe

This Proxy Statement contains more information about the director nominees. The nominees, Messrs. Peat and Bledsoe, presently are directors of the Company whose terms will expire at the 2001 Annual Meeting of Shareholders. Unless otherwise directed by a shareholder's proxy, the persons named as proxies intend to vote for the nominees identified above. Each of the nominees has consented to being named in this Proxy Statement and to serve if elected. If any nominee is unable to serve or is otherwise unavailable for election, which is not now anticipated, the Board of Directors may or may not select a substitute nominee. If a substitute nominee is selected, all proxies will be voted for the election of the substitute nominee designated by the Board of Directors. If a substitute nominee is not selected, all proxies will be voted for the election of the remaining nominees. Proxies will not be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

A plurality of the shares present in person or represented by proxy and voting on the election of directors is required to elect directors. For the purpose of counting votes on this proposal, abstentions, broker non-votes, and other shares not voted will not be counted as shares voted on the election, and the number of shares for which a plurality is required will be reduced by the number of shares not voted.

**YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU
VOTE FOR THE ELECTION OF ALL NOMINEES AS DIRECTORS**

VOTING SECURITIES

Holders of record of common stock, no par value ("Common Stock"), at the close of business on August 31, 2001 are entitled to notice of and to vote at the Annual Meeting of Shareholders and at any adjournment of the meeting. As of August 31, 2001, 3,790,992 shares of the Company's Common Stock were issued and outstanding. Shareholders are entitled to one vote on each matter presented for shareholder action for each share of Common Stock registered in their names at the close of business on the record date. Shares cannot be voted unless the shareholder is present at the annual meeting or represented by proxy.

**SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT**

The following table sets forth information as to each person known to the Company to have been the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock as of August 31, 2001. The number of shares stated is based on information provided by each person listed and includes shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

Amount of Nature of Beneficial
Ownership of Common Stock

Name and Address of Beneficial Owners	Sole Voting and Dispositive Power(1)	Percent of Class(2)
Randall L. Peat 510 East Milham Road Portage, Michigan 49002	500,584	12.0%
Allen F. Peat 510 East Milham Road Portage, Michigan 49002	380,410	9.2%
J. Wayne Moore 510 East Milham Road Portage, Michigan 49002	277,733	6.7%

(1)   These numbers include shares subject to options that are exercisable within 60 days after August 31, 2001, granted under the Company's 1989 Stock Option Plan, 1994 and 1995 Long-Term Incentive Plans, the Stock Incentive Plan of 1999, and the Executive Stock Plan of 2000.

(2)   These percentages represent the number of shares owned by each beneficial owner as of August 31, 2001, plus the shares allocated to a person's ESOP account, plus the shares that may be acquired by each beneficial owner through the exercise of outstanding stock options within 60 days by each after August 31, 2001, as a percentage of the total of all outstanding shares as of August 31, 2001, plus the total of all shares that may be acquired through the exercise of outstanding stock options by each beneficial owner within 60 days after August 31, 2001.

SECURITIES OWNERSHIP OF MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned as of August 31, 2001, by each of the Company's directors and nominees for director, the five most highly compensated executive officers (the "named executive officers"), and all of the Company's directors and officers as a group. The number of shares stated is based on information provided by each person listed and includes shares personally owned of record by the person and shares which, under applicable regulations, are considered to be otherwise beneficially owned by the person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership			
	Sole Voting and Dispositive Power(1)	Shared Voting or Dispositive Power(2)	Total Beneficial Ownership(1)	Percent of Class(3)
W. Scott Baker	--	--	--	*
Gene Bledsoe	22,899	1,102	24,001	1.0%
Richard J. Holloman	178,202	--	178,202	4.3%
Jennings W. Moore	268,733	9,000	277,733	6.7%
Daniel P. Muthard	37,436	--	37,436	1.0%
Allen F. Peat	380,410	--	380,410	9.2%
Douglas A. Peat	189,188	--	189,188	4.6%
Randall L. Peat	500,584	--	500,584	12.0%
Jane M. Rix	5,998	--	5,998	*
James W. Sanderbeck	43,080	--	43,080	1.0%
Paul R. Sylvester	165,110	--	165,110	4.0%
Harry C. Vorys	28,433	3,231	31,664	1.0%
Stephen C. Waterbury	20,222	--	20,222	*
All directors and executive officers as a group	2,003,080	13,333	2,016,413	48.5%

* Less than 1%.

(1) These numbers include shares held directly and shares subject to options which are exercisable within 60 days after August 31, 2001 that were awarded under the Company's 1989 Stock Option Plan, 1994 and 1995 Long-Term Incentive Plans, the Stock Incentive Plan of 1999, and the Executive Stock Plan of 2000. The number of shares subject to options which are exercisable within 60 days after August 31, 2001 for each listed person is as follows:

W. Scott Baker	0
Gene Bledsoe	7,050
Richard J. Holloman	26,750
Jennings W. Moore	0
Daniel P. Muthard	12,500
Allen F. Peat	1,000
Douglas A. Peat	10,500
Randall L. Peat	30,000
Jane M. Rix	0
James W. Sanderbeck	25,600
Paul R. Sylvester	56,000
Harry C. Vorys	15,041
Stephen C. Waterbury	0
All directors and executive officers as a group	242,641

(2) These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses or children or other relatives over whom the listed person may have substantial influence by reason of relationship.

(3) These percentages represent the number of shares owned by each beneficial owner as of August 31, 2001, plus the shares allocated to a person's ESOP account, plus the shares that may be acquired by each beneficial owner through the exercise of outstanding stock options within 60 days by each after August 31, 2001, as a percentage of the total of all outstanding shares as of August 31, 2001, plus the total of all shares that may be acquired through the exercise of outstanding stock options by each beneficial owner within 60 days after August 31, 2001.

BOARD OF DIRECTORS

By Board resolution the Company's Board of Directors is set at 10 members. The Company's Board of Directors currently consists of 10 directors, two of whom are standing for reelection and two of whom are not being nominated for reelection in order to reserve room on the board for future additional outside directors. The Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. Generally, each class of directors serves a term of office of three years, with the term of each class expiring at the annual meeting of shareholders in each successive year. This year, the Board of Directors has nominated Allen F. Peat and Gene Bledsoe to serve three-year terms.

Biographical information is presented below for each person who either is nominated for election as a director at the 2001 Annual Meeting of Shareholders or is continuing as an incumbent director. Unless otherwise noted, each director and nominee for director has had the same principal employment for the last five years.

Nominees for Election to Terms Expiring in 2004

ALLEN F. PEAT (age 65) has been a director since 1972. Mr. Allen Peat was one of the founders of the Company and served as its Chairman of the Board, President, and Chief Executive Officer until he retired in October 1995. Mr. Allen Peat is the brother of Mr. Randall Peat, Chairman of the Board of Directors of the Company, and is the father of Mr. Douglas Peat, who is a current director of the Company.

GENE BLEDSOE (age 56) has been a director since 1993. Mr. Bledsoe has been the Managing Partner of the Casal Group Corporation since 1985, a computer industry marketing services and management consulting firm based in Dallas, Texas. Mr. Bledsoe also served as the Company's interim President and Chief Executive Officer from October 1995 through February 1996.

Incumbent Directors Whose Terms Expire in 2002

RANDALL L. PEAT (age 53) has been a director since 1972. Mr. Randall Peat was one of the founders of the Company and became Chairman of the Board of Directors in October 1995. In addition to his chairman responsibilities, Mr. Randall Peat is actively involved in sales and marketing for the Company. Mr. Randall Peat has held a number of positions with the Company, including President of the Company's Gavel Division, during the last thirty years. Mr. Randall Peat is the brother of Mr. Allen Peat, a director of the Company, and is the uncle of Mr. Douglas Peat, who is a current director of the Company.

PAUL R. SYLVESTER (age 42) has been a director since 1987. Mr. Sylvester became President and Chief Executive Officer of the Company in March 1996. Mr. Sylvester served as the Company's Vice President-Finance and Chief Financial Officer from 1987 until 1998, and as the Company's Treasurer since 1993.

STEPHEN C. WATERBURY (age 51) has been a director since 1991. Mr. Waterbury is a partner at the law firm of Warner Norcross & Judd LLP located in Grand Rapids, Michigan.

Incumbent Directors Whose Terms Expire in 2003

RICHARD J. HOLLOMAN (age 47) has been a director since 1992. Mr. Holloman founded Specialized Data Systems, Inc. ("SDS") in 1980 and served as its President until June 1995. The Company acquired SDS in March 1992. Mr. Holloman is currently President and Chief Executive Officer of VisionAir, Inc., located in Wilmington, North Carolina, which designs, develops, and distributes Emergency 911 and public safety software and related services to local governments nationwide.

HARRY C. VORYS (age 76) has been a director since 1986. Before his retirement in July 1990, Mr. Vorys was an Executive Vice President and Director of Citizens Trust and Savings Bank of South Haven, Michigan, which later merged into Shoreline Bank. Mr. Vorys served as a director of Shoreline Financial Corporation, the holding company of Shoreline Bank, from inception to 1997. Mr. Vorys currently serves as President of St. Johns Northwestern Military Academy Foundation, Inc.

W. SCOTT BAKER (age 39) currently is the President of National Nail Corporation, a building materials manufacturer and distributor, and has held this position since May 1997. From 1983 to May 1997, Mr. Baker was employed with Arthur Andersen, LLP, an accounting, management and technology consulting firm, where he served as Partner from 1996 to 1997.

BOARD COMMITTEES AND MEETINGS

The Company's Board of Directors, which is responsible for the overall management of the business and affairs of the Company, held four meetings since the last annual meeting of shareholders. Each director attended 75% or more of the aggregate of the total number of Board of Directors meetings and the total number of committee meetings of which they were members. The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Stock Option Committee, the Nominating Committee, and the Executive Committee. The members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee is responsible for, among other things, (i) recommending to the Board of Directors the selection of independent auditors; (ii) reviewing and approving the scope of the yearly audit plan; (iii) reviewing the results of the annual audit with management and the independent auditors; (iv) reviewing the Company's internal controls with the independent auditors; (v) reviewing the recommendations of independent auditors for accounting or operational improvements; (vi) reviewing nonaudit services and special engagements to be performed by the independent auditors; and (vii) reporting to the Board of Directors on the Audit Committee's activities and findings and making recommendations to the Board of Directors on these findings. The Audit Committee met three times since the last annual meeting of shareholders.

The members of the Audit Committee are Messrs. Baker (Chairman), Bledsoe, Vorys, and Waterbury, each of whom are independent directors. Effective as of June 14, 2000, the Board of Directors of the Company adopted a written charter for the Audit Committee, a copy of which is appended to this Proxy Statement as Appendix A.

Compensation Committee. The responsibilities of the Compensation Committee include (i) recommending the cash and other incentive compensation, if any, to be paid to the Company's Chief Executive Officer and certain other executive officers; and (ii) reviewing awards under stock-based compensation plans approved by the Stock Option Committee. The Compensation Committee consists of Messrs. Vorys (Chairman), Bledsoe, and Waterbury. The Compensation Committee has not met since the last annual meeting of shareholders.

Stock Option Committee. The Stock Option Committee is responsible for (i) the administration and award of stock options and restricted stock under the Company's stock plans; and (ii) the review of all material proposed option plan changes. In addition, the Stock Option Committee determines the key employees to whom options and restricted stock will be granted, the number of shares covered by each option or award, the exercise price of each option, and other matters associated with option and restricted stock awards. Messrs. Vorys, Bledsoe, and Holloman, each of whom are independent directors, are members of the Stock Option Committee. The Stock Option Committee met four times since the last annual meeting of shareholders.

Nominating Committee. The Nominating Committee considers and evaluates the qualifications of potential candidates for the Board of Directors and recommends appropriate candidates to the full Board of Directors. The Nominating Committee consists of Messrs. Randall Peat, Holloman, and Waterbury. The Nominating Committee has not met since the last annual meeting of shareholders.

A shareholder of record of shares of a class entitled to vote at any meeting of shareholders called for the election of directors (an "Election Meeting") may make a nomination at the Election Meeting if, and only if, that shareholder first has delivered, not less than 120 days before the date of the Election Meeting in the case of an annual meeting, and not more than seven days following the date of notice of the Election Meeting in the case of a special meeting, a notice to the Secretary of the Company setting forth with respect to each proposed nominee: (i) the name, age, business address, and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the number of shares of capital stock of the Company that are beneficially owned by the nominee; (iv) a statement that the nominee is willing to be nominated and to serve; and (v) such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission to be included in a proxy statement soliciting proxies for the election of the nominee.

Executive Committee. The Executive Committee has the authority to exercise the powers of the Board of Directors in managing the Company's business affairs and property during intervals between meetings of the Board of Directors. The Executive Committee consists of Messrs. Bledsoe, Randall Peat, and Sylvester. The Executive Committee has not met since the last annual meeting of shareholders.

AUDIT COMMITTEE REPORT

The Audit Committee reviews and supervises the Company's procedures for recording and reporting the financial results of its operations on behalf of the Board of Directors. The Company's management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. As part of its supervisory duties, the Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended April 30, 2001 and has discussed those financial statements with the Company's management.

The Audit Committee has also discussed with the Company's independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the judgments of the independent auditors concerning the quality of the Company's accounting principles and such other matters that are required under generally accepted accounting principles to be discussed with the independent auditors. In addition, the Audit Committee has received from the independent auditors the written disclosures required by the Independence Standards Board and has discussed their independence from the Company and the Company's management with them, including a consideration of the compatibility of nonaudit services with their independence.

After and in reliance upon the reviews and discussions described above, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements for the fiscal year ended April 30, 2001 be included in the Company's Annual Report on Form 10-K for the year then ended to be filed with the Securities and Exchange Commission.

Respectfully submitted,

W. Scott Baker (Chairman)
Gene Bledsoe
Harry C. Vorys
Stephen C. Waterbury

COMPENSATION OF DIRECTORS

Nonemployee directors receive a $5,000 annual retainer fee plus compensation in accordance with the following: $500 for attendance at each meeting of the Board of Directors and $250 for attendance at each committee meeting. Directors who are also employees of the Company or its subsidiaries receive no annual retainer and are not compensated for attendance at board or committee meetings.

Each nonemployee director who has served a full year of service as a member of the Board of Directors is granted an option on the date of each annual meeting of shareholders to purchase 1,000 shares of Common Stock. The per share exercise price of options granted to nonemployee directors is 100% of the fair market value of the Common Stock on the date each option is granted. The term of each option may not exceed 10 years.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation earned during each of the last three fiscal years ended April 30, 2001, 2000, and 1999, by the Company's Chief Executive Officer and the named executive officers:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Restricted Stock Awards**	**Numbers of Shares Underlying Options**	**All Other Compensation (1)**
Paul R. Sylvester	2001	$ 154,000	$ –	(2)	60,000	$ 2,880
President and Chief	2000	150,000	75,000	--	--	2,705
Executive Officer	1999	130,000	65,000	--	--	2,578
Randall L. Peat	2001	$ 101,000	$ –	--	--	$ 14,936
Chairman of the Board	2000	100,000	50,000	--	--	14,687
	1999	100,000	50,000	--	--	2,037
James W. Sanderbeck	2001	$ 101,000	$ –	--	--	$ 1,696
Chief Operating Officer	2000	100,000	50,000	--	--	1,416
	1999	100,000	50,000	--	--	1,775
Jennings W. Moore	2001	$ 108,000	$ –	--	--	$ 8,293
President of Manatron	2000	91,000	–	--	--	5,521
ProVal Corporation	1999	–	–	--	--	--
Daniel P. Muthard	2001	$ 106,000	$ –	--	--	$ 1,133
President of Sabre	2000	100,000	47,500	--	--	812
Appraisal Division	1999	95,000	45,000	--	12,500	1,295

(1) All other compensation for the year ended April 30, 2001 includes: (i) Company matching contributions under the Company's 401(k) plan of $2,408 for Mr. Sylvester, $1,936 for Mr. Peat, $1,696 for Mr. Sanderbeck, $937 for Mr. Moore, and $1,133 for Mr. Muthard; and (ii) amounts paid by the Company for life insurance of $472 for Mr. Sylvester, $13,000 for Mr. Peat, and $7,356 for Mr. Moore. In addition, 365 shares were contributed by the Company to Mr. Sylvester's ESOP account, 353 shares were contributed to Mr. Peat's ESOP account, 310 shares were contributed to Mr. Sanderbeck's ESOP account, 233 shares were contributed to Mr. Moore's ESOP account, and 330 shares were contributed to Mr. Muthard's account. The market value of the Company's Common Stock on April 30, 2001 was $3.15.

(2) Under the Executive Stock Plan of 2000 approved by the shareholders at the October 5, 2000 Annual Meeting, Paul R. Sylvester was granted 60,000 shares of the Company's restricted common stock. Generally speaking, on June 1 of each year until June 1, 2010, 6,000 shares of stock will vest unless the Company's common stock trades for at least $20 per share on or before June 1, 2005. The value of this restricted stock award was $405,000 and was calculated using the market value of the Company's Common Stock on the date of grant, which was $6.75 per share. At the end of fiscal 2001, Mr. Sylvester held 60,000 shares of restricted stock and the aggregate value of these shares was $189,000 based on the market value of the Company's Common Stock on April 30, 2001. All of these shares of restricted stock would receive dividends in the event the Company elects to pay dividends on the Company's Common Stock.

The following table sets forth information regarding stock options granted to the Chief Executive Officer and the named executive officers during the fiscal year ended April 30, 2001:

OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2) | |
| | Number of Securities Underlying Options Granted(1) | Percent of Total Options Granted to Employees In Fiscal Year | Exercise Price per Share | Expiration Date | | |
Name					5%	10%
Paul R. Sylvester	60,000	22.4%	$6.75	June 1, 2010	$ 254,702	$645,466
Randall L. Peat	--	--	--	--	--	--
James W. Sanderbeck	--	--	--	--	--	--
Jennings W. Moore	--	--	--	--	--	--
Daniel P. Muthard	--	--	--	--	--	--

(1) Under the Executive Stock Plan of 2000 approved by the shareholders at the October 5, 2000 Annual Meeting, Paul R. Sylvester was granted 60,000 options to purchase shares of the Company's Common Stock. Generally speaking, one tenth or 6,000 of these options vest each year unless the Company's stock trades for at least $20 per share on or before June 1, 2005, in which case all of the remaining options will vest on June 1, 2005. The options are exercisable at $6.75 per share. This price was determined by the Stock Option Committee, which was 100% of the fair market value of the Company's Common Stock on June 1, 2000. The options terminate, subject to certain limited exercise provisions, in the event of death or termination of employment or directorship.

(2) The table above estimates the potential realizable value at assumed annual rates of stock price appreciation of 10% and 5% over the life of the options. However, these are hypothetical growth rates as the stock price on the first anniversary, June 1, 2001, of the issuance of the options was $5.44, which actually reflects a 19.4% decline in the stock value over the prior year.

The following table sets forth information regarding stock options exercised by the Chief Executive Officer and the named executive officers during the fiscal year ended April 30, 2001:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul R. Sylvester	--	--	56,000	54,000	$ 76,250	--
Randall L. Peat	--	--	30,000	--	40,875	--
James W. Sanderbeck	--	--	25,600	7,000	34,465	--
Jennings W. Moore	--	--	--	--	--	--
Daniel P. Muthard	--	--	12,500	--	--	--

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee develops compensation policies for the Company and evaluates annual salaries and incentive compensation plans for the Chief Executive Officer and certain other executive officers. The Committee also reviews awards under certain stock-based compensation plans as approved by the Stock Option Committee. The Committee submits its recommendations on these matters to the full Board of Directors for ratification. The Committee consists of three directors, none of whom is a current or former employee of the Company.

Compensation Philosophy

The Committee's executive compensation philosophy is to provide competitive levels of compensation as well as incentives to achieve superior financial performance. The Committee's policies are designed to achieve four primary objectives: (i) align management's compensation with the Company's achievement of annual and long-term performance goals; (ii) reward above-average performance by the Company; (iii) recognize individual initiative and achievement; and (iv) assist the Company in attracting and retaining quality executive officers. The Committee believes that a significant portion of the annual compensation of each officer must relate to, and be contingent upon, the performance of the Company.

The Company's basic compensation policies are designed to enhance shareholder value by rewarding executive officers for profitable growth of the Company and increases in the value of its common stock. The Company's executive compensation policies also seek to align the interests of executive officers and other key employees with the interests of shareholders through stock ownership. The Committee believes that it is in the Company's best interest to generate rewards for senior executives and key employees, which may result in above-average performance measured in terms of profit growth and total shareholder return.

Executive officer compensation is comprised of three primary components: base salary and benefits, annual performance bonus, and participation in stock option and restricted stock plans. Each

11

component of compensation is designed to accomplish one or more of the compensation objectives. Benefits offered to executive officers include participation in the Salary Deferral and Employee Stock Ownership Plan, which covers substantially all employees, the Employee Stock Purchase Plan, and the Company's various health, life, and disability insurance benefit plans.

Congress has amended the Internal Revenue Code to add Section 162(m) which provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1,000,000 annually, with certain exemptions. The Company has examined its executive compensation policies in light of Section 162(m) and the regulations adopted by the Internal Revenue Service to implement this section. The Company believes its compensation policies reflect due consideration of Section 162(m).

Base Salary

The Company seeks to attract and retain well-qualified executives by providing base salaries and benefit packages at levels that are considered to be competitive. In setting the base salaries of the Company's executive officers, the Committee considers the skill and experience required by an individual's position, job performance, accountability, and tenure. Although the Committee refers to base salaries at other comparable companies to help establish guidelines, the Company's current operating performance is considered most important in determining the base salaries of management.

The Committee believes current base salaries for executive officers of the Company have not kept pace with and are below average for executives in similar positions. It is the Committee's intention to continue to increase base salaries of the Chief Executive Officer and certain other executive officers to more competitive levels as profits improve. Nonetheless, incentive compensation based upon criteria designed to reward executives for performance which enhances shareholder value will continue to represent a significant percentage of potential executive compensation.

In general, the Committee adjusts the salaries of the Chief Executive Officer and certain other executive officers on an annual basis. The annual adjustments are determined by considering the Company's performance, each officer's performance, any increased responsibilities of the officer, and current economic conditions.

Annual Bonus Plan

Annual bonuses under the Company's short-term executive incentive compensation plan are intended to reward the Chief Executive Officer and certain other executives for achieving specific goals, motivate executives to work more effectively, and focus executives' attention on specific areas of major importance.

All named executive officers of the Company, were eligible to participate in the 2001 Executive Incentive Plan (the "2001 Plan"). Under the 2001 Plan, bonuses were based on the Company's pre-tax earnings, depending upon the amount of earnings that were reported. In addition, the 2001 Plan was based upon the following three variables: (i) increase in the Company's invested cash balances; (ii) reduction in the Company's past-due account receivables; and (iii) achievement of the Company's sales forecasts. Awards under the 2001 Plan could not exceed 50% of a participant's base salary and were conditioned on achieving "threshold" goals. The amount, if any, of a participant's award under the 2001 Plan would have been paid as follows: (i) 65% of the total amount earned was paid to participants pro rata based on each participant's base salary; and (ii) the remaining 35% of the total amount earned was paid to participants based on performance objectives, criteria, and/or ratings for individual participants as determined by the Chief Executive Officer and the Committee. No awards were earned or paid for fiscal 2001 as the Company did not achieve the minimum income thresholds of the 2001 Plan.

Stock Options and Restricted Stock

The Stock Option Committee of the Board of Directors periodically grants stock options and restricted stock to executive officers, as well as other key employees, of the Company. Stock options provide the recipient the right to acquire shares of the Company's Common Stock at fair market value on the date of grant. The options generally become exercisable immediately after the date of grant and expire 10 years following the date of grant. The number of shares covered by each grant is designed to provide the executive officers, as well as other key employees, a substantial incentive to operate the Company from the perspective of an owner, thereby closely aligning their interests to those of the Company's shareholders.

Although the Committee believes that stock ownership by executive officers and other key employees is beneficial, the Company currently has no target ownership level for Common Stock holdings by executive officers. The Stock Option Committee generally does not take into account in its decisions the amount and value of options and restricted stock currently held by an executive officer.

Chief Executive Officer Compensation

Mr. Sylvester's compensation is based upon the policies and objectives discussed above. The Committee considers current operating performance to be a key determinant in establishing the base salary of Mr. Sylvester and also considers his performance, skill and experience, accountability, length of service, and current economic conditions. The Committee believes that incentive compensation, designed to reward performance, should represent a significant percentage of Mr. Sylvester's potential compensation.

On October 10, 1996, the Company signed an employment agreement with Mr. Sylvester which provides for his continued service to the Company as President and Chief Executive Officer until termination of the employment agreement. The employment agreement is described in this Proxy Statement under the heading "Employment Agreements, Termination of Employment, and Change in Control Arrangements." Mr. Sylvester received a salary of $154,000 and no annual bonus for fiscal year 2001.

All recommendations of the Committee attributable to compensation in the 2001 fiscal year were unanimous and were approved and adopted by the Board of Directors without modification.

The Committee welcomes written comment from the Company's shareholders concerning its compensation programs. Comments should be marked "personal and confidential" and addressed to the Compensation Committee of the Board of Directors, Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

Respectfully submitted,

Harry C. Vorys (Chairman)
Gene Bledsoe
Stephen C. Waterbury

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT, AND CHANGE IN CONTROL ARRANGEMENTS

Allen Peat's Agreement. Effective October 17, 1995, the Company and Mr. Allen Peat entered into an agreement (the "Peat Agreement") setting forth the terms pursuant to which Mr. Peat retired as Chairman, President, and Chief Executive Officer. The Peat Agreement provided for severance compensation, deferred compensation, and other payments totaling approximately $1.3 million to be paid from 1995 through December 1999. This obligation was completed during fiscal 2000. Mr. Peat retained all rights of a retired employee under the Company's existing 401(k) plan, employee stock purchase plan, and other qualified benefit plans, if any. No further payments are due to Mr. Peat under this agreement.

The Peat Agreement contains standstill provisions restricting Mr. Peat's ability to (i) acquire the Company's common stock; (ii) acquire control of the Company; (iii) solicit proxies for particular purposes; (iv) subject his shares to a voting trust or similar agreement; and (v) participate in or encourage a group which seeks to acquire, hold, or dispose of the Company's common stock. Notwithstanding the above standstill provisions, Mr. Peat is free to vote his existing shares as he determines and to dispose of any of the existing shares. Any transferee of Mr. Peat's shares will take such shares free of the restriction imposed by the Peat Agreement.

Employment Agreements for Paul Sylvester and James Sanderbeck. On October 10, 1996, the Company entered into an employment agreement with each of Messrs. Sylvester and Sanderbeck (the "Employment Agreements"). The Employment Agreements provide for employment for each listed individual until terminated as provided in the Employment Agreements. Under the Employment Agreements, each individual is guaranteed a minimum salary ($120,000 for Mr. Sylvester and $95,200 for Mr. Sanderbeck). Under the Employment Agreements, Messrs. Sylvester and Sanderbeck also are entitled to receive (i) paid vacation in accordance with the Company's vacation policies; (ii) standard benefits offered to all employees; and (iii) reimbursement of reasonable expenses in connection with the performance of job duties. In addition, each individual may be entitled to a Company automobile or a car allowance for business purposes and each participates in the 2001 Plan.

If the employment of Messrs. Sylvester or Sanderbeck is terminated other than for Cause or if they resign from employment With Cause (each as defined in the Employment Agreements), the Employment Agreements require the Company to pay to the terminated employee six months' severance pay of an amount equal to the employee's base salary and any and all benefits in effect at the time of termination. Effective May 1, 1998, the Company amended Mr. Sylvester's Employment Agreement to extend the period of severance payment to two years.

Randall Peat's Employment Agreement. On July 17, 1986, the Company entered into an employment agreement with Randall Peat, which provides for, among other things, a monthly salary (approximately $8,083 a month), annual bonus, and other fringe benefits, as determined from time to time by the Board of Directors. For any given year, it is intended that Mr. Peat's monthly salary and fringe benefits not be less than those received in the prior year. Mr. Peat's annual bonus is determined by his participation in the Executive Incentive Plan. The term of Mr. Peat's employment agreement is a rolling five-year term, which is extended an additional year in December of each year unless the Board of Directors determines otherwise.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee is composed of Messrs. Vorys, Bledsoe, and Waterbury. Mr. Waterbury is a partner in the law firm of Warner Norcross & Judd LLP. The services of

Warner Norcross & Judd LLP were utilized by the Company in fiscal year 2001 and the Company intends to continue to use this firm in fiscal year 2002.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2001, the Company retained the law firm of Warner Norcross & Judd LLP to perform certain legal services for the Company. Stephen C. Waterbury, a director of the Company, is a partner in Warner Norcross & Judd LLP. The Company plans to continue to retain Warner Norcross & Judd LLP in the future for certain legal matters.

STOCK PERFORMANCE GRAPH(1)(2)

The following graph compares the cumulative total shareholder return on the Company's Common Stock to the Standard & Poor's 500 Stock Index and the Company's peer index, an industry index comprised of the common stock of 10 companies in the computer software industry (the "New Peer Group"), and the Company's old peer index, an industry index comprised of the common stock of eight companies in the computer software industry (the "Old Peer Group"), assuming an investment of $100 over a five-year period ended April 30, 2001, using 1996 as a base period. The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. The Old and New Peer Groups were selected by the Company and include the companies listed in the footnotes to the graph below. The Company anticipates using the index identified as "New Peer Index" in future proxy statements. The Company believes the change in peer groups is appropriate to reflect the results of consolidations and acquisitions that occurred in the software industry after the original peer group was constructed and to include newer companies for which historical information necessary to prepare an index was not available at the time the original peer group was constructed. Cumulative total return is measured by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

The dollar values for total shareholder return plotted in the graph below are shown in the following table:

	1996	1997	1998	1999	2000	2001
Manatron	$100.00	$107.69	$238.46	$350.03	$519.28	$193.86
S & P 500	100.00	125.13	176.52	215.04	236.82	206.10
Old Peer Group	100.00	88.75	205.28	103.10	138.35	142.81
New Peer Group	100.00	115.83	266.33	133.80	145.52	72.31



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

(1)   The Old Peer Group consists of: Barrister Global Services Network, Inc., Cerner Corporation, Computrac, Inc., HTE Inc., Microlog Corp., Symix Systems I, Systems & Computer Technology Corp. and Tyler Technologies, Inc.

(2)   The New Peer Group consists of: CACI International Inc., CAM Commerce Solutions, Inc., HTE, Inc., Microlog Corp., National Information Consortium, Inc., Systems & Computer Technology Corp., Tekinsight.com, Inc., Telos Corp., Tier Technologies Inc., and Tyler Technologies, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers to file reports of ownership and changes in ownership of shares of Common Stock with the Securities and Exchange Commission. Directors and officers are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of the copies of the Section 16(a) reports received by it during the 2001 fiscal year, or written representations from certain reporting persons that no reports on Form 5 were required to be filed by them, the Company believes that its directors and officers complied with all applicable reporting and filing requirements during the Company's last fiscal year, except that (a) the following individuals failed to report on Form 5 on June 1, 2000 an award of stock options and an award of restricted stock, under the Company's Executive Stock Plan of 2000, for each of Messrs. Sylvester, Early Stephens, James Flake, and Robert Fry and (b) reports on Form 4 of the following transactions were filed late: (i) 19 transactions involving Mr. Allen Peat's sale of shares in August 2000, (ii) eight transactions involving Mr. Allen Peat's sale of shares in June 2000, (iii) two transactions involving Mr. Allen Peat's exercise of stock options in June 2000, (iv) one transaction involving Mr. Allen Peat's exercise of stock options in May 2000, (v) two transactions involving Mr. Early Stephens' sale of shares in May 2000, and (vi) one transaction involving Mr. Early Stephens' exercise of stock options in May 2000. Upon discovery of the omissions in (a) above, appropriate forms were filed. The filings listed in (b) above were made late due to a misunderstanding by Company personnel.

SELECTION OF AUDITORS

The Company has selected Arthur Andersen LLP, independent auditors, as its principal auditors for fiscal year 2002. Representatives of Arthur Andersen LLP are expected to be present at the 2001 Annual Meeting of Shareholders, will be provided with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Audit Fees. The Company paid to Arthur Andersen LLP $71,500 during fiscal year 2001 for the last annual audit, fiscal year 2001 quarterly reviews, and the audit of the ESOP Plan.

Financial Information Systems Design and Implementation Fees. No related fees were billed by Arthur Anderson LLP during 2001.

All Other Fees. The Company paid no additional fees to Arthur Andersen during 2001 other than those noted above under audit fees.

In its determination of Arthur Anderson LLP's independence, the audit committee has considered whether the provision of these services is compatible with maintaining the independence of the auditor.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at the next annual meeting of shareholders and that a shareholder would like to have included in the proxy statement and form of proxy relating to that meeting must be received by the Company no later than May 5, 2002 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Such proposals of shareholders should be made in accordance with Securities and Exchange Commission Rule 14a-8 and should be addressed to the



Secretary of Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002. All other proposals of shareholders that are intended to be presented at the annual meeting in the year 2002 must be received by the Company not later than July 24, 2002 or they will be considered untimely.

SOLICITATION OF PROXIES

The Company will bear all costs of the preparation and solicitation of proxies, including the charges and expenses of brokerage firms, banks, trustees, or other nominees for forwarding proxy materials to beneficial owners. Solicitation of proxies will be made initially by mail. In addition, directors, officers, and employees of the Company and its subsidiaries may solicit proxies personally or by telephone or facsimile without additional compensation. Proxies may be solicited by nominees and other fiduciaries who may mail materials or otherwise communicate with beneficial owners of shares held by them. The Company has retained Georgeson Shareholder Communications, Inc. at an estimated cost of $5,500, plus expenses and disbursements, to assist in the solicitation of proxies.

Bv Order of the Board of Directors

Jane M. Rix

Secretary

Portage, Michigan
September 7, 2001

MANATRON, INC.
BOARD OF DIRECTORS
AUDIT COMMITTEE CHARTER

The Audit Committee (the "Committee") is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements, and (3) the independence and performance of the Company's independent auditors.

Membership

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices ("financial literacy") and at least one member of the Committee shall have accounting or related financial expertise.

The Company's Chief Financial Officer will serve as a resource to the Committee. The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Committee Meetings – Operating Principles

- The Audit Committee shall hold regular meetings at least annually each fiscal year, and at any additional time as either the Board or the Committee deems necessary. Committee meetings normally will occur in conjunction with meetings of the Board of Directors.

- Special meetings of the Committee may be called as needed by the Committee Chairperson or the Chief Financial Officer.

- Pre-meeting materials are expected to be distributed to Committee members in sufficient time prior to the meeting to permit review by members. Committee members are expected to review those materials in advance of the meeting.

- Meetings will focus on substantive issues of current importance and be of duration adequate to permit full discussion of the agenda.

- The Committee may request that members of management and/or the Company's independent auditors be present as needed in order to execute the Committee's responsibilities.

- The Company's Chief Financial Officer is expected to be engaged with, and supportive of a pro-active philosophy that anticipates and shares with the Committee current issues and significant concerns.

- Minutes of each meeting will be kept and distributed to all directors.

- The Committee adopts the following principles with respect to the role of its relationship with the Company's independent auditors:

  - The Company's independent auditors shall be responsible to the Audit Committee and the Board.

  - The Chairperson of the Committee shall meet annually, outside normal meeting times, with management and independent auditors to clearly agree on mutual expectations, agree on an annual detailed plan of Committee activities and agree on the nature, extent, and timing of Committee information needs.

  - In connection with its Audit functions, the Committee shall, whenever appropriate, meet separately with the Company's independent auditors.

  - A member of the Audit Committee will attend in person or by teleconference the meetings with respect to the closing of the Company's books prior to the quarterly and year-end earning releases, and will report to the Committee any issues raised at the closing meetings.

  - The Company's Chief Financial Officer shall notify the Audit Committee in advance of any material consulting activities to be undertaken by the Company's independent auditors so that the Committee may address whether related consulting fees might impair their independence. The Audit Committee is expected to raise the issue of any possible conflict between the representation by the Company's independent auditors and any other client of that firm where the Committee deems appropriate.

Primary Responsibilities – Audit

Independent Audits

1. Recommend to the Board the appointment of the independent auditors.

2. Review the audit scope and plan.

3. Review the results of the audits by the independent auditors:

   (a) Review with the independent auditors any problems or difficulties the auditor may have encountered, including any restrictions on or changes in the scope of activities, or access to required information.

(b)   Review an analysis prepared by management of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements. Discuss with the independent auditors their judgements about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting.

(c)   Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

(d)   Receive periodic reports from the independent auditors regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to insure the independence of the auditor, including a review of management consulting services and related fees provided by the independent auditors.

(e)   Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

(f)   Obtain from the independent auditors assurance that Section 10A of the Private Securities Litigation Reform Act of 1995 has not be implicated.

4.   Review with management and the independent auditors the Company's annual audited financial statements and related footnotes to be included in the Company's Annual Report on Form 10-K and Annual Report to Shareholders.

5.   Review major changes to the Company's accounting principles and practices as suggested by the independent auditors or management.

6.   Review with management the performance of the independent auditors and fees for audit services, as recommended by management.

Internal Controls

8.   Meet periodically with management, the internal auditors and the independent auditors to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

9.   Review the status of internal control recommendations made by the independent auditors.

10.   Review the adequacy of the policy and practices of the Company related to:

a.   Related party transactions
b.   Conflicts of interest
c.   Ethical conduct
d.   Compliance with key regulatory issues (e.g., SEC obligations).

Other

11. Receive status reports on any government investigations that could involve criminal violations or others fines with respect to the Company or any employee in connection with the Company's business.

12. Conduct investigations and, if necessary, retain outside experts, with respect to any alleged illegality that may be brought to the attention of the Committee.

13. Review reports from the Company's counsel on the status of any legal matters, such as threatened or pending litigation, which may result in a material financial impact to the Company.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors or to assure compliance with laws and regulations and the Company's Code of Conduct.

REVOCABLE PROXY
MANATRON, INC.

☒ **PLEASE MARK VOTES AS IN THIS EXAMPLE**

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder hereby appoints RANDALL L. PEAT and PAUL R. SYLVESTER, and each of them, each with full power of substitution, proxies to represent the shareholder listed in this Proxy and to vote all shares of Common Stock of Manatron, Inc. that the shareholder would be entitled to vote on all matters which come before the Annual Meeting of Shareholders to be held at the Radisson Plaza Hotel, in Kalamazoo, Michigan, on Thursday, October 4, 2001, at 10:00 a.m., and any adjournment of that meeting.

	For	Withhold	For All Except
1. ELECTION OF DIRECTORS	☐	☐	☐

Nominees: Allen F. Peat and Gene Bledsoe

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

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Your Board of Directors Recommends That You Vote FOR ALL NOMINEES.

Please be sure to sign and date this Proxy in the box below.

Date

----Shareholder sign above ---Co-holder (if any) sign above ----

This Proxy is Solicited on Behalf of the Board of Directors.

If this Proxy is properly executed, the shares represented by this Proxy will be voted as specified. If no specification is made, the shares represented by this Proxy will be voted for approval of all of the proposals contained in this Proxy Statement. The shares represented by this Proxy will be voted in the discretion of the proxies on any other matters that may come before the meeting.

IMPORTANT--Please sign exactly as your name(s) appears on this Proxy. When signing on behalf of a corporation, partnership, estate, or trust, indicate title or capacity of person signing. **If shares are held jointly, each holder should sign**.

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- Detach above card, sign, date and mail in postage paid envelope provided. -

MANATRON, INC.

510 East Milham Road, Portage, Michigan 49002

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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